Hey Poker Players! My name is Nick and I am one of the virtual advertising characters that will be featured on the FREE ROLLS POKER CLUB'S in-house advertising system.

Let me ask you a silly question. As a player would you say you risk more than $100 in any one month of play? Of course you do!

So why always put your money at risk in the game you love when you can have the chance to put yourself in the ALWAYS WINNING column!

Let me explain, thanks to a Federal law called the JOBS ACT and a SMOKING HOT, LIVE AND ONE HUNDRED PERCENT LEGAL concept called FREEROLLS POKER CLUBS - you now have the golden opportunity to invest in this multi-billion dollar industry for as little as $100.

That's right!

Just a small investment can immediately take you from being just a poker player to being a poker owner --- and we all know how much the casinos and poker club owners are making off of our grind at the table.

NOW IT'S YOUR TURN!

Like the name says --- FREEROLLS POKER CLUBS are the only 100% legal, private poker clubs to offer players live poker action at NO COST TO OUR MEMBERS and we are officially the first of our kind to make an investment opportunity available to everyday people through the JOBS Act.

Our flagship location will be launching early next year in Houston, Texas and we will be rapidly expanding across the State over the course of the next 18 months and you are in the prime position to take an ownership stake in the clubs right now!

For more information on how you can get your piece of the multi-billion dollar poker industry for as little as $100 log on now to POKER CLUB INVESTORS dot COM.

Remember --- playing is cool but ownership is the NUTS!

FREEROLLS POKER IS COMING SOON!

Log on to now to POKER CLUB INVESTORS dot COM to get your piece of the action.